UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            (Amendment No.______ ) *


                              A.H. Belo Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Series A Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    001282102
                  --------------------------------------------
                                 (CUSIP Number)


                                  July 28, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001282102
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.    Andrew K. Boszhardt, Jr.
     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization     United States
--------------------------------------------------------------------------------
Number of              5.  Sole Voting Power             673,629
Shares Bene-           ---------------------------------------------------------
ficially owned         6.  Shared Voting Power           1,038,000
by Each                ---------------------------------------------------------
Reporting              7.  Sole Dispositive Power        673,629
Person With:           ---------------------------------------------------------
                       8.  Shared Dispositive Power      1,038,000
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    1,711,629
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    9.5%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)    IN
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                                   Page 2 of 9

CUSIP No. 001282102
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.     Zoltan H. Zsitvay
     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization     United States
--------------------------------------------------------------------------------
Number of              5.  Sole Voting Power             70,000
Shares Bene-           ---------------------------------------------------------
ficially owned         6.  Shared Voting Power           821,000
by Each                ---------------------------------------------------------
Reporting              7.  Sole Dispositive Power        70,000
Person With:           ---------------------------------------------------------
                       8.  Shared Dispositive Power      821,000
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    891,000
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    4.9%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

CUSIP No. 001282102
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.     Great Oaks Capital Management, LLC
     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization     Delaware
--------------------------------------------------------------------------------
Number of              5.  Sole Voting Power             0
Shares Bene-           ---------------------------------------------------------
ficially owned         6.  Shared Voting Power           1,038,000
by Each                ---------------------------------------------------------
Reporting              7.  Sole Dispositive Power        0
Person With:           ---------------------------------------------------------
                       8.  Shared Dispositive Power      1,038,000
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    1,038,000
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    5.7%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)    IA, OO
--------------------------------------------------------------------------------

CUSIP No. 001282102
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.    GOCP, LLC
     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization     Delaware
--------------------------------------------------------------------------------
Number of              5.  Sole Voting Power             0
Shares Bene-           ---------------------------------------------------------
ficially owned         6.  Shared Voting Power           821,000
by Each                ---------------------------------------------------------
Reporting              7.  Sole Dispositive Power        0
Person With:           ---------------------------------------------------------
                       8.  Shared Dispositive Power      821,000
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    821,000
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    4.5%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)    OO
--------------------------------------------------------------------------------

CUSIP No. 001282102
--------------------------------------------------------------------------------
1. Names of Reporting Persons. Great Oaks Strategic Investment Partners, LP I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization     Delaware
--------------------------------------------------------------------------------
Number of              5.  Sole Voting Power             0
Shares Bene-           ---------------------------------------------------------
ficially owned         6.  Shared Voting Power           821,000
by Each                ---------------------------------------------------------
Reporting              7.  Sole Dispositive Power        0
Person With:           ---------------------------------------------------------
                       8.  Shared Dispositive Power      821,000
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    821,000
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    4.5%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)    PN
--------------------------------------------------------------------------------

Item 1.

(a)      The name of the issuer is A.H. Belo Corporation (the "Issuer").

(b) The principal executive office of the Issuer is located at P.O. Box 224866, Dallas, Texas 75222-4866.

Item 2.

(a) This statement (this "Statement") is being filed by (i) Great Oaks Strategic Investment Partners, LP, a Delaware limited partnership (the "Fund"), (ii) GOCP, LLC, a Delaware limited liability company (the "General Partner"), which serves as the general partner of the Fund,
         (iii) Great Oaks Capital Management, LLC, a Delaware limited liability company (the "Investment Manager"), which serves as the investment manager of the Fund, (iv) Andrew K. Boszhardt, Jr., the managing member and controlling person of the General Partner and the Investment Manager, and (v) Zoltan H. Zsitvay, the advisor of the Investment Manager with respect to the Fund (all of the foregoing, collectively, the "Filers"). The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Investment Manager also manages accounts on a discretionary basis (the "Accounts"). Mr. Boszhardt and the Investment Manager (and Mr. Zsitvay and the General Partner with respect to the Fund only) may be deemed to share with the Fund and the Accounts (and not with any third party) voting and dispositive power with respect to the shares held directly by the Fund and the Accounts. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b) The principal business office of each of the Fund, the General Partner, the Investment Manager and Messrs. Boszhardt and Zsitvay is:

         660 Madison Avenue, 14th Floor
         New York, NY 10065
         USA

(c) For citizenship information see item 4 of the cover sheet of each Filer.

(d)      This Statement relates to the Series A Common Stock of the Issuer.

(e)      The CUSIP Number of the Series A Common Stock of the Issuer is
         001282102.

Item 3.  If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or
         (c), check whether the person filing is a:

(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).
(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J);

Item 4.  Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 18,091,249 shares of Series A Common Stock outstanding as of May 1, 2009, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 filed on May 14, 2009.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2009

     Andrew K. Boszardht, Jr.
     Great Oaks Capital Management, LLC
     GOCP, LLC
     Great Oaks Strategic Investment Partners, LP

     By: /s/  Andrew K. Boszhardt, Jr.
         ----------------------------------------
         Andrew K. Boszhardt, Jr., for himself,
         and as Managing Member of the General
         Partner (for itself and on behalf of the
         Fund) and the Investment Manager


     /s/ Zoltan H. Zsitvay
     --------------------------------------------
     Zoltan H. Zsitvay, for himself

                                  EXHIBIT INDEX

Exhibit No.          Document
-----------          -----------------------------------------
   1                 Joint Filing Agreement

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Series A Common Stock, par value $0.01 per share, of A.H. Belo Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: August 5, 2009

                                    Andrew K. Boszardht, Jr.
                                    Great Oaks Capital Management, LLC
                                    GOCP, LLC
                                    Great Oaks Strategic Investment Partners, LP

                                    By: /s/ Andrew K. Boszhardt, Jr.
                                        ----------------------------------------
                                        Andrew K. Boszhardt, Jr., for himself,
                                        and as Managing Member of the General
                                        Partner (for itself and on behalf of the
                                        Fund) and the Investment Manager


                                    /s/ Zoltan H. Zsitvay
                                    --------------------------------------------
                                    Zoltan H. Zsitvay, for himself